Exhibit 99.1

ZK INTERNATIONAL ACCEPTS BITCOIN INVESTMENT FOR RESTRICTED STOCK
FROM LAYLA DONG, FOUNDER OF BLOCKSHINE TECHNOLOGY CORPORATION

WENZHOU, CHINA – JANUARY 10, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN” or the “Company”), is pleased to announce an investment in the Company via cryptocurrency Bitcoin. The restricted investment was made by Blockshine Technology Corporation, an entity owned by Member of the World Economic Forum Global Shapers Foundation and founder of the Dalian Hub, Ms. Layla Dong,

Mr. Jiancong Huang, Chief Executive Officer of ZK International stated, "We are excited about the avenues that this investment and the relationship with Ms. Dong may potentially open up for us, and we view her collective experiences and business relationships as being invaluable for our growing Company. We believe that Ms. Dong is one of the most influential people in China and is regarded as one of the brightest minds in the region. She works closely with the Chinese Government to host annual science and technology forums attended by the world's top scientists and is a regular speaker at events worldwide. Ms. Dong's investment, using Bitcoin, through Blockshine represents her confidence in our ability to continue to deliver profits to our shareholders as we expand our business into the future."

Ms. Layla Dong is the CEO and Founder of Blockshine Technology Corporation www.blockshine.com, a supplier in blockchain-related information. Blockshine’s focus is to provide holistic solutions and consulting services for project development of blockchain-related technology, blockchain applications and cryptocurrency exchanges. Ms. Dong is the Foundation Board Member of the World Economic Forum Global Shapers Foundation, where she has been shaping the development of the community since 2013. One of the initiatives of Ms. Dong with the Global Shapers Foundations, has been focusing on promoting the cooperation between organizations and corporations including the UN, and corporate giants such as Coca Cola and Microsoft.

Ms. Dong is a Ph.D Candidate of Global Communication, at the Communication University of China, she has completed her Masters of Publishing at the University of Sydney. Ms. Dong is the Former Editor and Project Manager at HarperCollins Australia, and has an extensive background in publishing and media communications. Ms. Dong is currently a lecturer at SooChow University and has been a guest speaker at Davos, CCTV, BBC, the Economist and APEC.

About Blockshine Technology Corporation

Blockshine Technology Corporation was established to help facilitate the needs of clients operating in the fin-tech industry. The company is comprised of a highly dedicated and experienced team, allowing the corporation to provide various services to help cater to the specific needs of each client. Additionally, the introduction of Blockshine Communication, Blockshine Advisory and Blockshine Technology, ensures that each client receives the necessary services they require and enables Blockshine Technology Corporation to engage in a multitude of projects; providing such services as conducting market research, creating personalized media content, financial and legal advisory and facilitating the development of blockchain-related products, such as software and hardware development.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com.

Additionally, please follow the Company on Twitter, Facebook, YouTube,

https://twitter.com/ZKIN_CleanWater and Weibo

https://www.facebook.com/ZKINTERNATIONAL/

For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: +1 (212) 896-1242

ZKInternational@KCSA.com